SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 26, 2016

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

26 April 2016

Smith & Nephew plc

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 R the Company announces that Joseph Papa, Non-Executive Director, will be joining the Board of Valeant Pharmaceuticals International, Inc (Valeant) as its Chairman and Chief Executive in early May 2016.  Valeant is listed on both the New York and Toronto Stock Exchanges.  In addition, Mr Papa has resigned as Chairman and Chief Executive Officer of Perrigo Company plc with effect from 25 April 2016.

Contact:

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)20 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 26, 2016

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary